Mail Stop 3561


									January 5, 2006




Mr. Joel Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314


		RE:	Seawright Holdings, Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,
2005
and September 30, 2005
Filed April 15, 2005, May 23, 2005, August 22, 2005 and November
21,
2005
			File No.  333-56848

Dear Mr. Sens:

		We have reviewed your responses in your letter dated December 23, 2005 and have the following additional comment.

		We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Notes to Financial Statements

Note E. Private Placement and Convertible Promissory Notes
Payable,
page F-19

1. We read your response to comment 1 in our letter dated December 13, 2005. Please tell us how you propose to account for the difference in the fair value of the stock issued and the relative fair value of the stock based on the proceeds received in the transaction. Please provide us with a copy of your revised footnote which details your accounting. Refer to paragraph 5 of EITF 00-27.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Joel Sens
Seawright Holdings, Inc.
January 5, 2006
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